EXHIBIT 99.1

Osisko Closes First Tranche of Share Repurchase Transaction With Orion

MONTREAL, June 28, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd ("Osisko" or the "Company") (TSX & NYSE: OR) announces that it has completed the first tranche of the previously announced purchase for cancellation of a total of 12,385,717 common shares of Osisko (the "Share Repurchase") from Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners.

As part of today’s closing, Osisko and Orion have closed the purchase for cancellation of 7,319,499 common shares of Osisko from Orion in exchange for certain equity securities of exploration and development companies currently held by Osisko, and cash resulting from the concurrent disposition on the date hereof of all of the shares of Dalradian Resources Inc. currently held by Osisko to another entity managed by Orion Resource Partners.

Closing of the second tranche of the Share Repurchase for an additional 5,066,218 common shares of Osisko is expected to occur in July 2019, subject to customary closing conditions, including receipt of an Advanced Ruling Certificate (ARC) under the Competition Act (Canada) in the case of the disposition by Osisko of its shares of Victoria Gold Corp.

A portion of the purchase price for the first tranche of the Share Repurchase was paid in the form of the transfer from Osisko to Orion of all of the shares held by Osisko in (i) Aquila Resources Inc. (TSX: AQA) ("Aquila"), (ii) Highland Copper Company Inc. (TSXV: HI) ("Highland Copper"), and (iii) TerraX Minerals Inc. (TSXV: TRX; Frankfurt: TX0; OTC Pink: TRXXF) ("TerraX"). Osisko transferred to Orion: (i) 49,651,857 common shares of Aquila (the "Aquila Shares"), (ii) 74,420,434 common shares of Highland Copper (the "Highland Copper Shares"), and (iii) 11,883,848 common shares of TerraX (the "TerraX Shares" and together with the Aquila Shares and the Highland Copper Shares, collectively, the "Consideration Shares").

Osisko disposed of the Consideration Shares through the Share Repurchase. Immediately prior to the closing of the Share Repurchase, Osisko had beneficial ownership of, or control and direction over (i) 49,651,857 Aquila Shares, representing approximately 14.7% of the issued and outstanding common shares of Aquila, and common share purchase warrants of Aquila (the "Aquila Warrants") entitling Osisko to purchase 12,293,269 additional common shares of Aquila, (ii) 74,420,434 Highland Copper Shares, representing approximately 15.7% of the issued and outstanding common shares of Highland Copper, and (iii) 11,883,848 TerraX Shares, representing approximately 9.5% of the issued and outstanding common shares of TerraX.

Immediately following the closing of the Share Repurchase, Osisko had beneficial ownership of, or control and direction over (i) no common shares of Aquila, and Aquila Warrants entitling Osisko to purchase 12,293,269 additional common shares of Aquila (assuming the exercise of the Aquila Warrants, Osisko would have beneficial ownership of, or control and direction over, approximately 3.5% of the common shares of Aquila issued and outstanding), (ii) no common shares of Highland Copper, and (iii) no common shares of TerraX.

Osisko disposed of the Consideration Shares through the Share Repurchase and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire common shares and/or additional other equity, debt or other securities or instruments (collectively, "Securities") of Aquila, Highland Copper or TerraX, as the case may be, in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Aquila, Highland Copper and/or TerraX, as the case may be, and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report applicable to each of Aquila, Highland Copper and TerraX to be filed by Osisko in connection with the Share Repurchase described above will be available on SEDAR under Aquila's, Highland Copper's or TerraX' respective SEDAR profile. To obtain a copy of the early warning reports, you may also contact Joseph de la Plante, Vice President, Corporate Development of Osisko at (514) 940‑0670.

Aquila's head office is located at 141 Adelaide Street West, Suite 520, Toronto, Ontario, M5H 3L5. Highland Copper's head office is located at 1055 Georgia St. W., Suite 1500, Vancouver, British Columbia, V6E 4N7. TerraX' head office is located at P.O. Box 10442, Pacific Centre, Suite 1605-777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company that holds a North American focused portfolio of over 135 royalties, streams and precious metal offtakes. Osisko's portfolio is anchored by its 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 32.7% interest in Barkerville Gold Mines Ltd., a 16.6% interest in Osisko Mining Inc. and a 19.9% interest in Falco Resources Ltd.

Osisko is a corporation incorporated under the laws of the Province of Québec, with its head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Information

Certain statements made in this press release may constitute forward-looking information or forward-looking statements (together, "forward-looking statements") within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur, including the anticipated completion of the second tranche of the Share Repurchase, are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "is expected" "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations of such words and phrases), or may be identified by statements to the effect that certain actions, events or conditions "will", "would", "may", "could" or "should" occur. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements.

The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. Osisko cannot assure investors that actual results will be consistent with these forward-looking statements and investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein. For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see the section entitled "Risk Factors" in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Osisko cautions that the list of risk factors and uncertainties described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such information. The forward-looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact, please contact Osisko:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com